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SECURI[...]MISSION

13031578

SEC Mail Processing Section MAY 31 2013 Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40919

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Benedetto, Gartland & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 Avenue of the Americas, 16th Floor
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mayme Tong **(212) 424-9708**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP
(Name — if individual, state last, first, middle name)

460 Park Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant`
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CD 6/10/13

OATH OR AFFIRMATION

I, Mayme Tong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benedetto, Gartland & Company, Inc. ,as of **December 31,2012** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH A. MICELI
Notary Public State Of New York
No.[illegible]689
Qualified In New York County
Commission Expires May 27, 2014

Signature

CFO
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Subordinated Borrowings.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) A reconciliation of net capital per original focus report to net capital.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2012

BENEDETTO, GARTLAND & COMPANY, INC.

INDEX

Facing page to Form X-17A-5	1
Affirmation of principal officer	1A
Independent Auditor's Report	2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4-5

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Benedetto, Gartland & Company, Inc.:

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Benedetto, Gartland & Company, Inc. as at December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Benedetto, Gartland & Company, Inc. as at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 30, 2013

460 Park Avenue New York, New York 10022

T 212.245.5900 F 212.586.3240 www.fffcpas.com

BENEDETTO, GARTLAND & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 87,513
Fees receivable (less allowance for doubtful accounts of $150,000)	33,333
Total assets	$ 120,846

STOCKHOLDER'S EQUITY

Common stock, $.01 par value, 200 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	4,420,668
(Deficit)	(4,299,823)
Total stockholder's equity	$ 120,846

The notes to the statement of financial condition are made a part hereof.

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012

ORGANIZATION AND NATURE OF BUSINESS:

Benedetto, Gartland & Company, Inc. (the "Company") is registered with the Securities and Exchange Commission (the "SEC") as a "broker/dealer" pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency. The principal business of the Company is to render investment banking services. The Company, which was formed as part of a reorganization of the Parent, is a wholly owned subsidiary of Benedetto, Gartland Group, Inc. (the "Parent"). The Company was incorporated on November 26, 2002 and commenced operations on December 23, 2002.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statement has been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

FEES RECEIVABLE - Fees receivable are recorded at their estimated net realizable value, net of an allowance for doubtful accounts. The Company's estimate of the allowance for doubtful accounts is based upon historical experience, its evaluation of the status of receivables, and unusual circumstances, if any. Fees considered uncollectible are charged against the allowance.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES - The Company is an "S" corporation for federal and state income tax purposes. Accordingly, the Company is not subject to federal and state income taxes as the net income or (loss) of the Company flows through to its shareholder. The Company is, however, subject to income taxes in New York City. The results of the operations of the Company are included in the consolidated income tax returns filed by the Parent (the "Consolidated Tax Group"). The tax provision of the Consolidated Tax Group, if any, is allocated to the Company on a basis consistent with that outlined in Related Party Transactions and is not a representation of the Company filing a separate tax return.

(Continued)

BENEDETTO, GARTLAND & COMPANY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2012

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

CASH AND CASH EQUIVALENTS - The Company considers its short-term money market fund investments to be cash equivalents.

CONCENTRATION OF RISK OF CUSTOMERS:

The Company's investment banking activities are conducted with counterparties which include private equity funds. In the event these counterparts do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty. At December 31, 2012 and for the year then ended, the Company's fees receivable and investment banking fees revenue was from one such counterparty. Advisory fees revenue was from six such counterparties.

NET CAPITAL REQUIREMENTS:

Pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of the Company's aggregate indebtedness as defined. At December 31, 2012, the Company had net capital of $87,513 which exceeded the minimum net capital requirement of $5,000 by $82,513 and the Company's ratio of aggregate indebtedness to net capital was 0.0 to 1.

STOCKHOLDER'S EQUITY:

During the period the Parent forgave $721,022 of net expenses allocated to the Company pursuant to a service agreement (see Related Party Transactions). This forgiveness was treated as a deemed capital contribution and is recorded in additional paid-in-capital.

RELATED PARTY TRANSACTIONS:

The Company and the Parent entered into a Service Agreement dated November 27, 2002 and amended October 1, 2005. Pursuant to this agreement, the Parent charges the Company its share of expenses related to the conduct of the Company's business. These expenses include rent, utilities, depreciation, salaries, bonuses, taxes, legal and professional fees and other expenses as defined in the Service Agreement. The Company's share of these net expenses for the year ended December 31, 2012 was $721,022.

SUBSEQUENT EVENTS:

The Company has evaluated events occurring from December 31, 2012 to May 30, 2013, which is the date on which this statement of financial condition was available to be issued for events requiring disclosure in this statement of financial condition.